

June 23, 2011

Via E-mail
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
4021 McGinnis Fry Road
Suite 1436
Suwanee, GA 30024

> **Re: Blue Water Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-174557**

Dear Mr. Hume:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of the Prospectus, page 3

1. Please revise to include the maximum aggregate net proceeds and your selling shareholder's maximum aggregate net proceeds from this offering. Refer to Item 501(b)(3) of Regulation S-K.

2. We note your statement in the second paragraph of this section regarding the OTC Bulletin Board. Please revise to disclose here that you have taken no steps to enable your stock to be quoted on the OTC Bulletin Board and that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board .

3. Please provide the legend required by Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 5

Our Company, page 5

4. Please revise to disclose your assets as of the most recent practicable date. In addition, please revise here and throughout your filing to put parentheses around your losses.

5. Please revise to disclose the amount of money needed to accomplish your business goals, including the cost of your reporting obligations. In addition, please revise to include the amount of proceeds you will receive if you sell all of the shares in this offering along with disclosure that there is no guarantee that you will sell any shares in this offering and that you will not receive any proceeds from the shares sold by the selling shareholder. Finally, please disclose the $1,000,000 to $1,500,000 that you estimate you will need to raise over the next five years through additional equity offerings to open additional restaurants.

6. Please revise to disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. In this regard, we note your disclosure in the second to the last sentence in the third paragraph of this section that your independent registered accounting firm included additional comments indicating concerns about your ability to continue as a going concern.

7. Please revise to disclose here that you have two employees that intend to devote between five to ten hours a week on your business.

Risk Factors, page 8

General

8. Please revise to include a risk factor to discuss the risks of doing business in the Caribbean.

9. We note your disclosure on page 7 that there is no required minimum amount of shares that must be sold in this offering. Please add a risk factor that discusses this risk.

10. We note your disclosure in the third risk factor on page 9 that you may need additional funds to complete your business plans before you are able to achieve a sustainable level of revenue and your disclosure on page 24 that you anticipate raising between $1,000,000 to $1,500,000 through additional equity offerings to open your additional restaurants. Please revise to include a risk factor to discuss the recent economic conditions and what impact these current market conditions may have on your ability to start a restaurant, achieve profitability and obtain additional financing. In addition, please discuss the risk of dilution.

11. Please revise to add a risk factor that discusses the effect the shares offered by your selling shareholder will have upon your offer to sell shares of your common stock or explain why this is not necessary.

Our industry is highly competitive, page 8

12. Please revise to disclose the competitive disadvantage you will have due to the additional costs of being a reporting company in a market that consists of mostly non-public "mom and pop" restaurants or explain why this is not necessary.

Because we are in the development stage and have nominal assets, page 9

13. Refer to the first full paragraph on page 10. Please revise to eliminate the implication that you will no longer be a shell company if you are able to secure a suitable leasehold, renovate this leasehold, and initiate a marketing campaign. Please also delete the phrase "we should be able to accomplish these milestones."

The success of our business depends heavily on Michael Hume and his vast experience, page 10

14. Please remove the word "vast" as this term is subjective.

Because our officers and directors will be devoting a limited amount of their time, page 10

15. We note your statement that you have not formulated a plan to resolve possible conflicts of interest with Mr. Hume's "other competing business activities." Please disclose in detail here and elsewhere in the filing, as applicable, the nature of Mr. Hume's competing business activities and the conflicts of interest that may arise. Please also add a separate risk factor to disclose the risks associated with the fact that your officers are also serving as directors. Specifically include that because they are serving in both capacities, they will be able to determine and set their own compensation.

Failure to achieve and maintain effective internal controls, page 13

16. Please include a separate risk factor to discuss all the risks associated with becoming a public company, including an estimate of the amount of expenses you will incur to comply with the public company reporting requirements. Please also revise this risk factor to discuss the process you are undertaking to determine whether your "existing internal controls" are compliant with 404 and include the results of this process, when available.

Use of Proceeds, page 14

17. Please revise to include the cost of this offering in your use of proceeds section and include a line item indicating your net offering proceeds. Please also include the cost of

obtaining licenses, including a liquor license, hiring and training your initial restaurant managers and employees, implementing the Management Information System, and buying uniforms. Please also include the costs associated with complying with the public company reporting requirements. Alternatively, advise.

Selling Stockholders, page 15

18. Please revise to disclose the relationship that Island Radio, Inc. has with Taurus Financial Partners, LLC. Please also revise to disclose your share exchange transaction with Island Radio, Inc. or include a cross-reference to where this transaction is discussed in your prospectus and disclose your relationship with Island Radio, Inc. Please also revise here and in your beneficial ownership table to disclose the person who has dispositive control over the shares owned by Island Radio, Inc.

Plan of Distribution, page 16

Shares Offered by the Selling Stockholder, page 17

19. Please revise the first paragraph of this section to clarify that there is no guarantee that your shares of common stock will ever be quoted on the OTC Bulletin Board.

20. Refer to the second paragraph of this section. Please advise as to the legal basis for your conclusion that affiliates of the selling shareholder may rely on the prospectus to sell the shares and that you can file a prospectus supplement to name additional selling shareholders. Alternatively, delete.

Results of Operations, page 19

21. We note your disclosure on page F-10 that Taurus Financial paid all of your expenses from March 3, 2011 to March 31, 2011. Please clarify, if true, that this included the $7,938 in formation costs and related legal fees.

Description of Our Business and Properties, page 20

Industry Background, page 20

22. We note your disclosure in the first paragraph of this section regarding the restaurant industry in the United States and your disclosure on page 20 that your initial restaurant will be located in St. Maarten, Dutch West Indies. Please revise to remove this paragraph or advise.

23. Please provide support for all industry data that you have included in this section. We note, for example, statements that the restaurant industry is highly fragmented and that the mom and pop restaurants comprise more than 70% of all restaurants, that the baby

boomer population tends to eat at restaurants more than any other generation in history and that the baby boomers have been a critical driving factor for the growth and success within the restaurant industry over the past two decades. In addition, please clarify whether these statistics refer to the restaurant industry in the Caribbean, and if not, please advise as to their relevance.

Competition, page 21

24. Please revise to explain why the success of your future restaurants will depend largely on your ability to attract repeat customers. Similarly revise to clarify what you mean by "regular" customers in the second paragraph on page 22. In this regard, we note your disclosure on page 24 that you intend to direct your marketing efforts toward tourists staying on the island or visiting for the day on a cruise ship.

25. Please provide support to us regarding your statement that the Caribbean region is dominated by smaller independent restaurant owners and that the few well-known brands operated by franchises in the region are mostly fast food restaurants. Please also revise to clarify what you mean by "in house" restaurants and "in a steady and controlled manner" on page 21. In addition, please revise to remove the term "extensive" knowledge and experience on page 21 as this term is subjective.

Plan of Operations, page 21

26. Please revise the second paragraph of this section to clarify that you have taken no steps to open a restaurant, obtain a leasehold or licenses to operate a restaurant, recruit or hire employees, or development training or management information systems. Specifically state that the business plan outlined in this section is merely aspirational and there is no guarantee that you will be able to implement your plan.

27. Please revise your plan of operations to discuss the cost of acquiring inventory. In addition, we note your disclosure on page 21 that you intend to sell t-shirts and other souvenirs in a separate souvenir hut. Please revise your plan of operations to discuss your plans of opening a souvenir hut, including a timeline and costs. Finally, please discuss the anticipated mark-up over expenses.

28. Please advise as to how a Caribbean themed restaurant in the Caribbean is designed to offer customers a "distinctive" and "unique" dining experience.

Keys for Success, page 22

29. Please revise to clarify what you mean by "create and promote a fun, irreverent and socially interactive atmosphere" and how you intend to accomplish this by "utilizing unique restaurant and bar layouts." In addition, please revise to clarify what you mean by "unique" experience and "unique and imaginative" souvenirs in the third paragraph on

       page 22, "passionate culture of customer services," "intense training" and "constant monitoring" in the fifth paragraph on page 22 and "consistent, disciplined expansion" in the sixth paragraph on page 22. Alternatively, delete.

30. Please delete the term "superior" in relation to value. Please also clarify what you mean by "generously portioned" menu items. Please also provide detail regarding how you intend to generate a $28 average check per guest and how determined that this menu price point is one that will cater to the demographic of St. Maarten and allow your restaurant to achieve profitability.

Operations and Management, page 22

31. Please revise to clarify what you mean by "high volume" and a "competitive compensation plan" by providing quantitative information.

Proposed Milestones to Implement Business Operations, page 23

32. Please revise to disclose how you arrived at each cost estimate included in this section.

33. Please revise to remove the words "popular and desirable" as these words are subjective.

34. Please revise your disclosure in the first paragraph on page 24 to disclose the number of employees you anticipate hiring.

Sales and Marketing, page 24

Investment and Strategic Alliance with Island Radio, Inc., page 24

35. Please balance your disclosure regarding the preferential treatment you hope to receive because of the reciprocal investment with Island Radio, Inc. by disclosing that Island Radio, Inc. is offering 1,300,000 shares of your common stock out of the 2,000,000 shares of common stock that it acquired from you. Please also specifically state that Island Radio currently has no radio station and that its plans to develop one are merely aspirational. Please also disclose, if true, that you have no agreement with Island Radio to advertise or promote your restaurant.

Patents and Trademarks, page 25

36. Please reconcile your disclosure that you intend to register the trademark Blue Water Bar & Restaurant with your use throughout the filing of the name "Blue Water Bar & Grill." Please also disclose whether you have taken any steps to register this trademark and provide the estimated costs of doing so.

Executive Compensation, page 27

37. Please reconcile your disclosure on page 27 that no compensation has been paid to your officers with your disclosure on page 28 that Mr. Hume and Ms. Harris received shares of your common stock as compensation. Please revise your summary compensation table, as necessary.

Security Ownership of Certain Beneficial Owners and Management, page 28

38. We note your share exchange with Island Radio, Inc. Please file the exchange agreement as an exhibit to your filing or advise as to why this is not necessary. Please also disclose the material terms of the transaction and the reasons you conducted the transaction in light of the $20,000 loss that you incurred. Please also include this disclosure in the "Certain Relationships and Related Party Transactions" section.

Description of Securities, page 29

Common Stock, page 29

39. Please revise to state the number of holders as of the latest practicable date. In addition, please state that there is no public trading market for your common stock.

Certain Relationships and Related Transactions and Corporate Governance, page 30

40. Please revise to disclose the loan you received from Taurus Financial Partners, LLC pursuant to Item 404 of Regulation S-K. In addition, please file the loan agreement as an exhibit to your registration statement or advise. Finally, to the extent you anticipate using the proceeds from this offering to repay Taurus Financial Partners, LLC, please disclose in your Use of Proceeds section.

41. Please also revise this section to include the issuance of 5,000,000 shares to Taurus Financial Partners in exchange for its services assisting with the early development of your business. Specifically, disclose your relationship with Taurus, the exact nature of the services provided and the market value of such services and file your agreement with Taurus as an exhibit to the registration statement or advise.

42. We note your disclosure on page 29 regarding the shares of common stock you gave to Arctic Eyes, LLC in consideration of its services with the initial development and future hosting of your website and marketing efforts aimed at building the Blue Water brand at travel websites and local radio stations. Please disclose the material terms of your agreement, including specific details of the brand-building and marketing efforts that Arctic Eyes will undertake and the market value of these services, and file the agreement as an exhibit to your registration statement.

Exhibits and Financial Statement Schedules, page II-2

43. Please revise to file a form of your subscription agreement as an exhibit to your registration statement.

Signatures, page II-3

44. Please revise the first paragraph on your signature page immediately prior to the signature on behalf of your company to correspond to Form S-1. In addition, please revise to have your registration statement signed by persons in the capacity of principal executive officer, principal financial officer and either controller or principal accounting officer. Refer to the Instructions to Form S-1.

Exhibit 5.1

45. Please have counsel revise the second sentence in the third paragraph on page 1 to clarify that it has only relied on the identified documents as to factual matters.

46. Please have counsel revise section (iii) on page 1 to clarify what it means by the statement that it has relied upon original, certified, conformed, Photostat or other copies of "[s]uch other matters of law, as I have deemed necessary for the expression of the opinion herein contained," as it is unclear to us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3490 with any other questions.

Sincerely,

/s/ Chanda DeLong

Chanda DeLong
Attorney-Advisor

cc: <u>Via E-mail</u>
        J. Scott Sitra
        Taurus Financial Partners, LLC